UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
         Washington, D.C.  20549

         SCHEDULE 13D
         Under the Securities Exchange Act of 1934
         (Amendment No. 4 )

         Artisoft Inc.

         (Name of Issuer)

         Common Stock, $ .01 Par Value
         (Title of Class of Securities)

009370107
(CUSIP Number)

         with a copy to:
         Austin W. Marxe				Allen B. Levithan, Esq.
         153 East 53rd Street			Lowenstein Sandler PC
         New York, New York  10022		65 Livingston Avenue
         Roseland, New Jersey  07068
         (973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2003
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   003970107
1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):
Austin W. Marxe and David M. Greenhouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[    ]	 	Not Applicable
(b)	[    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):  00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization:	    United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:             4,299,202*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:      4,299,202*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,299,202*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):		               Not Applicable

13.	Percent of Class Represented by Amount in Row (11):    65.4% *

14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 246,563 shares of Common Stock, 380,000 shares of Preferred Stock convertible into 464,548 shares of common stock and 380,000 warrants to purchase 63,333 shares of Common stock owned by Special Situations Cayman Fund, L.P., 798,903 shares of Common Stock, 1,140,000 shares of Preferred Stock convertible into 1,393,643 shares of common stock and 1,140,000 Warrants to purchase 190,000 shares of common stock owned by Special Situations Fund III, L.P., 224,179 shares of Common Stock, 380,000 share of Preferred Stock convertible into 464,548 shares of common stock and 380,000 Warrants to purchase 63,333 shares of common stock owned by Special Situations Private Equity Fund, L.P., 18,382 shares of Common Stock, 32,730 shares of Preferred Stock convertible into 40,012 shares of common stock and 32,730 Warrants to purchase 5,455 shares of common stock owned by Special Situations Technology Fund, L.P. 93,938 shares of common stock, 167,270 preferred stock convertible into 204,487 shares of common stock and 167,270 warrants to purchase 27,879 shares of common stock owned by Special Situation Technology Fund II, L.P.. See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
This schedule relates to the common stock, preferred stock and warrants of Artisoft, Inc. (the ?Issuer?). The Issuer?s principal executive officers are located at 5 Cambridge Center, Cambridge, MA 02142

Item 2.	Identity and Background.
The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. (?SSPE?), and members of SST Advisers, L.L.C. (?SSTA?), the general partner of and investment adviser to Special Situations Technology Fund, L.P. (?Technology?) and Special Situations
Technology Fund II, L.P. (?Tech2?).   (SSF3, Cayman, SSPE, Technology and
Tech2 will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 153 East 53rd Street, 55th Floor, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.


Item 5.	Interest in Securities of the Issuer.

Cayman owns 246,563 shares of Common Stock, 380,000 shares of Preferred Stock convertible into 464,548 shares of common stock and 380,000 warrants to purchase 63,333 shares of common stock, or 18.5% of the shares outstanding, SSF3 owns 798,903 shares of Common Stock, 1,140,000 shares of Preferred Stock convertible into 1,393,643 shares of common stock and 1,140,000 Warrants to purchase 190,000 shares of common stock, or 45.5% of the shares outstanding, SSPE owns 224,179 shares of Common Stock, 380,000 share of Preferred Stock convertible into 464,547 shares of common stock and 380,000 Warrants to purchase 63,333 shares of common stock, or 18.0% of the outstanding shares. Technology owns 18,382 shares of Common Stock, 32,730 shares of Preferred Stock convertible into 40,012 shares of common stock and 32,730 Warrants to purchase 5455 shares of common stock, or 1.7% of the shares outstanding and Tech2 owns 93,938 shares of common stock, 167,270 preferred shares convertible for 204,487 shares of common stock and 167,270 warrants to purchase 27,879 common shares.. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 1,381,965 shares of Common Stock, 2,100,000 shares of Preferred Stock convertible into 2,567,237 shares of common stock and 2,100,000 Warrants to purchase 350,000 common shares or 65.4% of the outstanding shares.

As a result of an anti-dilution agreement and the issuance of Series C Preferred on September 10, 2003, the following funds are entitled to and should receive the following:

SSF3- 358,453 Shares of common stock issuable pursuant to anti-dilution provisions set forth in the Purchase Agreement dated August 8, 2002 pursuant to which common shares had been purchased in September, 2002.
940,952 additional shares of common stock issuable upon conversion of the 2001 Series B Preferred Stock pursuant to adjustment provisions set forth in the Certificate of Designations, Preferences and Rights dated as of August 8, 2001 pursuant to which the Preferred Stock had been purchased in August and November, 2001.

Cayman ? 119,496 Shares of common stock issuable pursuant to anti-dilution provisions set forth in the Purchase Agreement dated August 8, 2002 pursuant to which common shares had been purchased in September, 2002.
313,651 additional shares of common stock issuable upon conversion of the 2001 Series B Preferred Stock pursuant to adjustment provisions set forth in the Certificate of Designations, Preferences and Rights dated as of August 8, 2001 pursuant to which the Preferred Stock had been purchased in August and November, 2001.


SSPE ? 119,496 Shares of common stock issuable pursuant to anti-dilution provisions set forth in the Purchase Agreement dated August 8, 2002 pursuant to which common shares had been purchased in September, 2002.
313,651 additional shares of common stock issuable upon conversion of the 2001 Series B Preferred Stock pursuant to adjustment provisions set forth in the Certificate of Designations, Preferences and Rights dated as of August 8, 2001 pursuant to which the Preferred Stock had been purchased in August and November, 2001.


Technology ? 10,292 Shares of common stock issuable pursuant to anti-dilution provisions set forth in the Purchase Agreement dated August 8, 2002 pursuant to which common shares had been purchased in September, 2002. 27,015 additional shares of common stock issuable upon conversion of the 2001 Series B Preferred Stock pursuant to adjustment provisions set forth in the Certificate of Designations, Preferences and Rights dated as of August 8, 2001 pursuant to which the Preferred Stock had been purchased in August and November, 2001.


Tech2 ? 52,592 Shares of common stock issuable pursuant to anti-dilution provisions set forth in the Purchase Agreement dated August 8, 2002 pursuant to which common shares had been purchased in September, 2002.
138,064 additional shares of common stock issuable upon conversion of the 2001 Series B Preferred Stock pursuant to adjustment provisions set forth in the Certificate of Designations, Preferences and Rights dated as of August 8, 2001 pursuant to which the Preferred Stock had been purchased in August and November, 2001.


NO OTHER TRANSACTIONS OCCURRED WITHIN THE LAST 60 DAYS.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 15, 2003



/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.



/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse






-6-
S5313/1
10/15/03 1278889.03
-2-

S5313/1
1278889.03